MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	GlobalSantaFe Corporation (the “Company”)

DATE:	March 29, 2006

RE:	Response to SEC Staff Comments dated March 24, 2006

We are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated March 24, 2006 regarding our Annual Report on Form 10-K for the year ended December 31, 2005 (the “Annual Report”) in connection with our Schedule 14A filed on March 9, 2006. For your convenience, our response is prefaced by the Staff’s comments in italicized text.

We respectfully request that the Staff review our responses at its earliest convenience. Please advise us as of any further comments as soon as possible.

In connection with this response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Letter dated March 24, 2006

Form 10-K for the fiscal year ended December 31, 2005

General

We note that the 10-K includes no disclosure regarding your 40% interest in Arab Drilling & Workover Company, a Libyan company that operates in Syria. In light of the fact that Syria has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Syria, whether through subsidiaries or other affiliated entries, joint ventures, or other direct or indirect arrangements; advise us of the materiality to you of your contacts with Syria; and advise us of your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies that operate in Syria.

Arab Drilling & Workover Company (“ADWOC”) is a Libyan joint company, of which we own 40%, with the remaining 60% controlling interests being owned by parties unrelated to the Company. ADWOC provides onshore and offshore drilling operations and related services. ADWOC owns approximately a dozen active land drilling rigs, one of which generally operates in Syria, and that may continue to be the case in the future. The remainder of its rigs operate in Libya. Our investment in ADWOC is not material to our financial position or results of operations and the income generated in Syria is negligible. We believe our passive minority investment has been maintained in accordance with all applicable laws and regulations. Based on the above factors, we do not believe that the operations conducted by ADWOC in Syria constitute a material risk for our security holders. Notwithstanding that, we would propose to include the following disclosure in Item 5 of the Company’s 10-Q for the quarter ending March 31, 2006 and in future Annual Reports on Form 10-K:

A joint venture in which we hold a passive minority interest operates primarily in Libya, and to a limited extent in Syria. Libya and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and as such are subject to the sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Syria is also subject to a number of additional economic sanctions, including comprehensive restrictions on the export and re-export of U.S.-origin items to Syria. We believe our passive minority investment has been maintained in accordance with all applicable laws and regulations. Potential investors could view such passive minority interest negatively, which could adversely affect our reputation and the market for our ordinary shares. In addition, certain U.S. states have recently enacted legislation regarding investments by their retirement systems in companies that have business activities or contacts with countries that have been identified as terrorist-sponsoring states, and similar legislation may be pending or introduced in other states. As a result, certain investors may be subject to reporting requirements with respect to investments in companies such as ours or may be subject to limits or prohibitions with respect to those investments.

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